UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004.

Northgate Minerals Corporation

(Translation of registrant's name into English)

815 Hornby Street, Suite 404
Vancouver, British Columbia
Canada V6Z 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Minerals Corporation

Date: October 18, 2004.

(signed)

Jon Douglas
Chief Financial Officer





Joint News Release

Canasil resources inc.	Northgate Minerals Corporation
Stock Symbol: **TSXV: CLZ**	Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: www.canasil.com	Website: www.northgateminerals.com

Northgate Reports 2004 Brenda Gold-Copper Project Drill Results and Terminates Option and JV Agreement

VANCOUVER, October 18, 2004 – Canasil Resources Inc. (Canasil, TSXV: CLZ) and Northgate Minerals Corporation (Northgate, TSX: NGX; AMEX: NXG) announce the results of the 2004 drill program at the Brenda Gold-Copper project, located in the Kemess - Toodoggone district in north central British Columbia, Canada. Five drill holes were completed for a total of 1,446 metres between July and September 2004. These holes tested the northern and southern extensions, along strike and at depth, of mineralized zones observed in the 2003 drill program in the White Pass zone.

Significant results from the drill program are noted below and a map showing drill collar locations is attached:

Hole #	NAD83_N	NAD83_E	Final Depth m	From m	To m	Core Length m	Au gpt*	Cu %
BR-04-10	6347906	628490	353.6	91.4	251	159.6	0.411	0.038
				263	346	83	0.496	0.021
			Including:	331	346	15	0.888	0.032
BR-04-11	6347504	628414	128	Abandoned due to adverse ground - No significant assays				
BR-04-12	6347518	628602	225.6	65.5	103.6	38.1	0.362	0.091
				108.2	128	19.8	0.539	0.080
				131.1	144.8	13.7	0.346	0.097
				153.9	169.2	15.3	0.285	0.072
BR-04-13	6347850	628680	287.4	18.3	35.1	16.8	0.141	0.032
				42.7	64	21.3	0.122	0.033
				79.2	97.1	17.9	0.120	0.038
				191	235	44	0.145	0.014
BR-04-14	6348006	628426	451.1	142	156	14	0.601	0.017
				343.1	448	104.9	0.399	0.031
			Including:	418.4	442	23.6	0.755	0.029

* For Composite calculations underlimits assays (<0.005 g/t) have been assigned the value 0.002 g/t

The mineralized intersections observed in drilling to date confirm that significant gold bearing mineralization occurs in the White Pass zone over the tested strike length of 520 metres and to a depth of 451 metres. Gold mineralization is reasonably evenly distributed and averages in the range of 0.4 - 0.5 g/t Au. However the degree of intrusive dilution, the overall grades and structural dissection appear to present challenges for development of an economic open-pit ore deposit in the area tested at the White Pass zone. As a result Northgate has terminated the option and joint venture agreement signed with Canasil on July 31, 2002, for the Brenda project.

The Brenda property claims are currently in good standing to May 2014. Canasil will review the detailed results and recommendations from Northgate for further exploration and development of the property in order to evaluate and pursue future opportunities for continued exploration of the Brenda project.

The BRENDA property comprises 178 mineral claim units, covering 44.0 square kilometres, and is situated approximately 25 km northwest of Northgate's Kemess South Mine in the core of the Kemess - Toodoggone porphyry gold-copper / epithermal district.

The results of the 2004 program have been reviewed, verified and compiled by Northgate's geological staff, that includes a qualified person, Carl Edmunds, P. Geo. for the purpose of National Instrument 43-101. Northgate employs a rigorous quality control, quality assurance program. Assays for the program were completed at ALS Chemex in North Vancouver, B.C.

About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

About Canasil:

Canasil is a Canadian-based mining and mineral exploration company with interests in base and precious metal properties in British Columbia, Canada, and Durango State, Mexico. The Company is reviewing a number of other gold and silver properties in Mexico. The management team is focused on identifying and implementing strategies to increase the value of the Company's mineral properties through cost effective and responsible development.

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily

based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
For further information, please contact:

Mr. Bahman Yamini   Mr. Ken G. Stowe
President and CEO   President and CEO
Canasil Resources Inc.   Northgate Minerals Corporation
604-709-0109   416-216-2772
www.canasil.com   www.northgateminerals.com

